Filed Pursuant to Rule 433
Registration No. 333-163821
March 1, 2011
Corrected Final Term Sheet
Final Terms and Conditions
Republic of South Africa
US$750,000,000 Fixed Rate 30 Year Notes

Issuer:	Republic of South Africa
Securities:	Global Notes
Settlement Date:	March 8, 2011 (T+5)
Expected ratings:	A3 (Moody’s) / BBB+ (S&P) / BBB+ (Fitch)
Size:	US$750,000,000
Format:	SEC Registered Global (No. 333-163821)
Ranking:	Unsecured
Maturity Date:	March 8, 2041
Interest Payment Dates:	March 8 and September 8, beginning September 8, 2011
Redemption:	Not redeemable by the Issuer prior to maturity
Coupon:	6.25% per annum (payable semi-annually, 30 / 360)
Re-offer price:	99.437%
Re-offer yield:	6.292%
Benchmark bond:	UST 4.750% Feb-41
Benchmark cash price*:	104-07
Benchmark yield*:	4.492%
Re-offer spread over Benchmark:	180 bps
Listing:	Luxembourg Stock Exchange
Minimum denominations:	US$100,000 and integral multiples of US$1,000 in excess thereof
CUSIP:	836205 AP9
ISIN:	US836205AP92
Governing Law:	New York
Joint Lead Managers:	Citi, Deutsche Bank
Co-Lead Manager:	Rand Merchant Bank
B&D:	Citi

*	Market data as of pricing

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1-877-858-5407 or Deutsche Bank Securities Inc. at +1-800-503-4611.
The prospectus can be accessed through the following link:
http://sec.gov/Archives/edgar/data/932419/000095012311020168/y04598b3e424b3.htm